
SEC MAIL PROCESSING
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07003306

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICBA SECURITIES ~~CORPORATION~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 RIDGE LAKE BOULEVARD
(No. and Street)

MEMPHIS (City) TENNESSEE (State) 38120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HAROLD DEVRIES 320-352-6546
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGLADREY & PULLEN LLP
(Name – *if individual, state last, first, middle name*)

801 NICOLLET AVENUE, SUITE 1300 (Address) MINNEAPOLIS (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19/07

OATH OR AFFIRMATION

I, JIM REBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICBA SECURITIES CORPORATION, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

MY COMMISSION EXPIRES:
September 19, 2007

Signature

Title

Notary Public



DONNIELLE J. KUEHNE
NOTARY
PUBLIC
AT
LARGE
SHELBY COUNTY, TN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
ICBA Securities Corporation
Memphis, Tennessee

We have audited the accompanying statements of financial condition of ICBA Securities Corporation as of December 31, 2006 and 2005, and the related statements of income, stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICBA Securities Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
February 12, 2007

ICBA Securities Corporation

Statements of Financial Condition
December 31, 2006 and 2005

Assets		**2006**		2005
Cash and cash equivalents	**$**	**230,766**	$	233,961
Securities, at market value		**490,372**		404,410
Receivables from clearing broker-dealer:				
Trading income (Note 4)		**149,200**		120,430
Program reimbursements		**141,910**		63,406
Prepaid expenses and other assets		**4,720**		8,866
	$	**1,016,968**	$	831,073

Liabilities and Stockholder's Equity

		2006		2005
Liabilities				
Trade payables	**$**	**15,193**	$	44,442
Compensation payable		**65,127**		-
Income taxes payable to parent		**178,024**		151,524
Due to related parties (Note 2)		**70,336**		93,235
Royalties payable:				
State independent banker associations (Note 3)		**252,711**		219,786
ICBA (Note 2)		**23,300**		20,025
		604,691		529,012
Commitments, Contingencies and Credit Risk (Note 4)				
Stockholder's Equity (Note 4)				
Common stock, no par value; authorized and issued 100 shares		**70,000**		70,000
Additional paid-in capital		**65,000**		65,000
Retained earnings		**277,277**		167,061
		412,277		302,061
	$	**1,016,968**	$	831,073

See Notes to Financial Statements.

ICBA Securities Corporation

Statements of Financial Condition
December 31, 2006 and 2005

Assets		2006		2005
Cash and cash equivalents	$	**230,766**	$	233,961
Securities, at market value		**490,372**		404,410
Receivables from clearing broker-dealer:				
Trading income (Note 4)		**149,200**		120,430
Program reimbursements		**141,910**		63,406
Prepaid expenses and other assets		**4,720**		8,866
	$	**1,016,968**	$	831,073

Liabilities and Stockholder's Equity

		2006		2005
Liabilities				
Trade payables	$	**15,193**	$	44,442
Compensation payable		**65,127**		-
Income taxes payable to parent		**178,024**		151,524
Due to related parties (Note 2)		**70,336**		93,235
Royalties payable:				
State independent banker associations (Note 3)		**252,711**		219,786
ICBA (Note 2)		**23,300**		20,025
		604,691		529,012
Commitments, Contingencies and Credit Risk (Note 4)				
Stockholder's Equity (Note 4)				
Common stock, no par value; authorized and issued 100 shares		**70,000**		70,000
Additional paid-in capital		**65,000**		65,000
Retained earnings		**277,277**		167,061
		412,277		302,061
	$	**1,016,968**	$	831,073

See Notes to Financial Statements.

END